Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the Shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on July 22, 2016, at 11:00 a.m., at the Company’s headquarters’ located at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(1)	Ratify the request for judicial reorganization of the Company, filed together with some of its wholly-owned direct and indirect subsidiaries, as a matter of urgency, in the Court of the State of Rio de Janeiro, on June 20, 2016; and

(2)	Authorize the management to take the measures and execute the necessary actions for the effectiveness of the matter in item (1) of the Agenda, as well as ratify all actions performed up to this date.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the items of the Agenda, particularly the petition for judicial reorganization, and the financial statements specifically prepared for the purpose of the judicial reorganization request, in accordance with Article 51 of Law No. 11,101/05, are available for examination by the shareholders at the Company’s headquarters, the Company’s Investor Relations website (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) (www.cvm.gov.br), in accordance to CVM Instruction No. 481/09.

2. We ask that the shareholders wishing to personally attend or be represented by an attorney-in-fact in the Meeting to submit the following documents, at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. or from 2:00 p.m. to 6:00 p.m., at least 2 business days prior to the holding of the Meeting, to the attention of the Corporate Management and M&A: (i) for legal entities: notarized copies of the Articles of Incorporation, Bylaws or Articles of Association, minutes of election of the Board of Directors (if any), and minutes of election of the Executive Officers that include the election of the legal representative(s)

that will attend the Meeting; (ii) for individuals: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as the minutes of election of the legal representative(s) that will attend the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, when the shareholder is being represented by proxy, they shall send, together with said documents, the respective power-of-attorney, with special powers and certified signature, as well as notarized copies of the identity documents and the minutes of election of the legal representative(s) that signed the power of attorney, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of shareholders attending the Meeting.

3. Shareholders whose shares are registered under BOVESPA’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting, shall submit present a statement of share ownership, provided by their custodian body, within issued two (2) business days prior to the date of the Meeting.

Rio de Janeiro, June 20, 2016.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors